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                                                -------------------------------
                                                         OMB APPROVAL
                                                ===============================
                                                OMB Number:    3235-0145
                                                Expires:   October 31, 1994
                 UNITED STATES                  Estimated average burden
                                                hours per form ...... 14.90
      SECURITIES AND EXCHANGE COMMISSION
            WASHINGTON, D.C. 20549
                                                -------------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5 ) *
                                            ---

                      Aasche Transportation Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    002538106
                    -----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G

-----------------------------                       ----------------------------
CUSIP NO.   002538106                                     PAGE 2 OF 6 PAGES
-----------------------------                       ----------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

            Larry L. Asche                                          ###-##-####

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]

                                                                      (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4
            CITIZENSHIP OR PLACE OF ORGANIZATION

            USA

--------------------------------------------------------------------------------
    NUMBER OF        5    SOLE VOTING POWER
     SHARES
   BENEFICIALLY           569,011
     OWNED BY
                     -----------------------------------------------------------
       EACH          6    SHARED VOTING POWER
    REPORTING
      PERSON              569,011
       WITH
                     -----------------------------------------------------------
                     7    SOLE DISPOSITIVE POWER

                          569,011
                     -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                          569,011
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,108,853
--------------------------------------------------------------------------------
   10       CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            22.93%
--------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1.

    (a)  Aasche Transportation Services, Inc.

    (b)  10214 N. Mt. Vernon Rd.

         Shannon, IL 61078

ITEM 2.

    (a)  Larry L. Asche

    (b)  10214 N. Mt. Vernon Rd.

         Shannon, IL 61078

    (c)  USA

    (d)  Common Stock, $.0001

    (e)  002538106

ITEM3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK
       WHETHER THE PERSON FILING IS A:

    (a) [ ] Broker or Dealer registered under Section 15 of the Act

    (b) [ ] Bank as defined in section 3(a)(6) of the Act

    (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

    (d) [ ] Investment Company registered under section 8 of the Investment Company Act

    (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment fund; see ss.240.13d-1(b)(1)(ii)(F)

    (g) [ ] Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

    (h) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

    (a)  1,108,853

    (b)  22.93%

    (c)  Number of shares as to which such person has:

         (i)   sole power to vote or to direct the vote                  569,011

         (ii)  shared power to vote or to direct the vote                569,011

         (iii) sole power to dispose or to direct the disposition of     569,011

         (iv)  shared power to dispose or to direct the disposition of   569,011


                               Page 3 of 6 pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Larry L. Asche, the Chairman of the Board, Chief Executive Officer and a Director of the Company, holds directly 418,011 shares of the Company's Common Stock, $.0001 par value. In addition, Mr. Asche's wife, Diane L. Asche, the Vice President, Secretary and a Director of the Company, owns directly 411,342 shares of such stock. Also, pursuant to the Employment and Stock Option Agreements by and between Mr. Asche and Mrs. Asche and the Company, Mr. and Mrs. Asche are each entitled to exercise options for the purchase of 26,000 shares of the Company's Common Stock, $.0001 par value, as of January 1, 1999. Also, pursuant to a Warrant dated January 16, 1998, Mr. Asche is entitled to exercise a warrant to purchase 100,000 shares of the Company's Common Stock, $.0001 par value. Pursuant to two Warrants dated January 16, 1998 and January 26, 1998, respectively, Mrs. Asche is entitled to exercise warrants to purchase 102,500 shares of the Company's Common Stock, $.0001 par value. Pursuant to an Option dated as of December 22, 1998, Mr. Asche is entitled to purchase 25,000 shares of the Company's Common Stock, $0.0001 par value.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP




                               Page 4 of 6 pages
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Not applicable.

ITEM 10. CERTIFICATION

Not applicable.















                               Page 5 of 6 pages

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SIGNATURE.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              2/15/99
                                           -------------------------------------
                                                          Date

                                              /s/ Larry L. Asche
                                           -------------------------------------
                                                       Signature

                                                     Larry L. Asche
                                           -------------------------------------
                                                       Name/Title










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